

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 26, 2010

Via U.S. mail and facsimile

John P. Daglis
President, Chief Executive Officer
Axiologix Education Corporation
501 Scarborough Dr., Suite 308E
Egg Harbor Township, NJ 08234

> **Re: Axiologix Education Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 12, 2010**
> **File No. 333-161321**

Dear Mr. Daglis:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 7, 2009.

General

1.   We note your risk factor disclosure added in response to prior comment 1. However, please revise your statement that valuation data "may not qualify" for the communications safe harbors adopted in the Securities Offering Reform. Rather, please make clear that you posted valuation data before and during the waiting period and that this data had no reasonable basis. Please also disclose that prospective purchasers should only make investment decisions after carefully reviewing the prospectus, including the risk factors described in this section. Finally, please disclose that if the valuation data is determined to constitute an unregistered offering, purchasers may have the right for a period of one year from the date of purchase to obtain recovery of the consideration paid in connection with their purchase, plus statutory interest. Consider whether you should add additional disclosure, such as in management's discussion and analysis.

2.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.
        In addition, please update your disclosure throughout your document where
        appropriate, such as the summary disclosure of your accumulated losses, your risk
        factor disclosure of your most recent cash balance, and management's discussion
        and analysis.

Summary Financial Information, page 6

3.   Revise to label the financial information for the "Period from April 29, 2009 (date
        of inception) to August 31, 2009" as unaudited.

Executive Compensation

Summary Compensation Table, page 30

4.   We note your inclusion of compensation data for the fiscal year ending May 31,
        2010. As this fiscal year has not yet been completed, this annualized data appears
        inappropriate for disclosure in the table. However, information on payments
        made or expected to be made during fiscal 2010 can be discussed in the narrative
        disclosure to summary compensation table.

Security Ownership of Certain Beneficial Owners and Management, page 32

5.   Please update your information as of the most recent practicable date. See Item
        403 of Regulation S-K.

Financial Statements

Note 7 – Stockholders' Equity, page F-9

6.   We note your response to prior comment 6. While we note the breakdown of the
        services rendered and the values assigned to such services, it is still unclear how
        you determined the number of shares to issue in exchange for such services. Your
        response to comment 7 in your letter dated November 23, 2009 indicates that
        based on the knowledge of the company at the time the shares were issued and
        other facts and circumstances in existence at the time the valuation was
        conducted, you determined that the common shares exchanged for such services
        were properly valued at par. It is still unclear what "other facts and
        circumstances" you considered and specifically how you considered the fact that
        within five days of issuing these shares, the company issued shares in exchange
        for cash to unrelated third-party investors at $0.10 per share. Explain how this
        subsequent cash sale on May 4, 2009 was considered in the valuation of your
        common stock on April 29, 2009. Also, tell us what changed within those five
        days that increased the valuation of your stock from $0.001 per share to $0.10 per

John P. Daglis
Axiologix Education Corporation
January 26, 2010
Page 3

share. In addition, as previously requested, tell us why you believe these services should be treated as a capital contribution and debited to APIC versus expensed as start-up costs (i.e. preopening costs, preoperating costs, or organization costs) pursuant to ASC 720-15 (SOP 98-5).

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 493-2777
        Faiyaz Dean, Esq.
        Dean Law Corp.